FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTER ENDED DECEMBER 31, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6–K

The information included in this Report is an English translation of information that Luxottica Group S.p.A. is required to file with Italian regulatory authorities but is not required to be distributed to shareholders. Luxottica Group S.p.A. will include additional information regarding its business and fiscal year ended December 31, 2004 in its  2004 Annual Report on
Form 20-F.

The audit of the financial statements as of and for the year ended December 31, 2004 included in this Report is not yet complete and, therefore, such financial statements are unaudited. Luxottica Group S.p.A.  intends to file audited financial statements for 2004 in its Annual Report on Form 20-F for such year.

Item 1 Financial Statements:

• Consolidated Balance Sheets -U.S. GAAP- at December 31, 2003 (audited) and December 31, 2004 (audit pending)

• Statements of Consolidated Income -U.S. GAAP- for the year ended December 31, 2003 (audited) and 2004 (audit pending)

• Statement of Consolidated Shareholders’ Equity -U.S. GAAP- for the period from January 1, 2004 to December 31, 2004 (audit pending)

• Statements of Consolidated Cash Flows -U.S. GAAP- for the year ended December 31, 2003 (audited) and 2004 (audit pending)

• Condensed Notes to Interim Consolidated Financial Statements (audit pending)

Item 2 Fourth Quarter Results

LUXOTTICA GROUP S.p.A.

See Condensed Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS -US GAAP-

DECEMBER 31, 2003 (AUDITED) AND DECEMBER 31, 2004 (AUDIT PENDING)

	December 31, 2003 (Audited)	December 31, 2004 (Audit pending)	December 31, 2004 (Audit pending)
	(Thousands of Euro)		(Thousands
			of US dollars)
			(1)

ASSETS

CURRENT ASSETS
Cash	€299,937	€257,349	$348,400
Accounts receivable - net	353,516	406,437	550,235
Sales and income taxes receivable	34,259	33,120	44,838
Inventories	404,216	433,158	586,409
Prepaid expenses and other	50,714	212,766	288,043
Net deferred tax assets - current	124,451	104,508	141,483

Total current assets	1,267,093	1,447,340	1,959,409

PROPERTY, PLANT AND EQUIPMENT - net	497,435	599,245	811,258

OTHER ASSETS
Goodwill	1,328,914	1,500,962	2,032,003
Intangible assets - net	764,698	972,091	1,316,017
Investments	13,055	13,371	18,102
Other assets	41,481	23,049	31,203

Total other assets	2,148,148	2,509,473	3,397,325

TOTAL	€3,912,676	€4,556,057	$6,167,990

(1)  Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3538 on December 31, 2004 (see Note 7).

LUXOTTICA GROUP S.p.A.

CONSOLIDATED BALANCE SHEETS -US GAAP-

DECEMBER 31, 2003 (AUDITED) AND DECEMBER 31, 2004 (AUDIT PENDING)

	December 31, 2003 (Audited)	December 31, 2004 (Audit pending)	December 31, 2004 (Audit pending)
	(Thousands of Euro)		(Thousands of
			US dollars)
			(1)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank overdrafts	€516,905	€289,459	$391,870
Current portion of long-term debt	390,935	404,317	547,365
Accounts payable	178,616	222,550	301,288
Accrued expenses and other	218,388	378,902	512,958
Accrual for customers’ right of return	7,423	8,802	11,916
Income taxes payable	11,011	12,721	17,222

Total current liabilities	1,323,278	1,316,753	1,782,620

LONG-TERM LIABILITIES
Notes payable	238,152	221,598	300,000
Long-term debt	624,340	1,053,307	1,425,966
Liability for termination indemnities	47,241	52,656	71,286
Net deferred tax liabilities - non current	161,102	215,891	292,273
Other	124,157	176,486	238,927

Total long-term liabilities	1,194,992	1,719,938	2,328,452

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	19,872	23,760	32,166

SHAREHOLDERS’ EQUITY
Capital stock par value Euro 0.06 - 454,477,033 and 455,205,473 ordinary shares authorized and issued at December 31, 2003 and December 31, 2004, respectively; 448,042,247 and 448,770,687 shares outstanding at December 31, 2003 and December 31, 2004, respectively.	27,269	27,312	36,975
Additional paid-in capital	36,275	43,089	58,334
Retained earnings	1,619,312	1,812,073	2,453,185
Accumulated other comprehensive loss	(238,335)	(316,880)	(428,992)
Total	1,444,521	1,565,594	2,119,501
Less - Treasury shares at cost; 6,434,786 shares
at December 31, 2003 and December 31, 2004.	69,987	69,987	94,749
Shareholders’ equity	1,374,534	1,495,607	2,024,753

TOTAL	€3,912,676	€4,556,057	$6,167,990

See Condensed Notes to Consolidated Financial Statements

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3538 on December 31, 2004 (see Note 7).

STATEMENTS OF CONSOLIDATED INCOME -US GAAP-

FOR THE YEAR ENDED DECEMBER 31, 2003 (AUDITED) AND 2004 (AUDIT PENDING)

	2003	2004	2004
	(Thousands of Euro)(2)		(Thousands of
			US dollars)
			(1) (2)

NET SALES	€2,824,636	€3,223,896	$4,364,510

COST OF SALES	878,340	1,010,793	1,368,412

GROSS PROFIT	1,946,296	2,213,103	2,996,099

OPERATING EXPENSES:
Selling and advertising	1,233,475	1,375,046	1,861,537
General and administrative	281,033	345,243	467,390

Total	1,514,509	1,720,289	2,328,928

INCOME FROM OPERATIONS	431,787	492,814	667,171

OTHER INCOME (EXPENSE):
Interest income	5,922	6,662	9,019
Interest expense	(47,117)	(56,115)	(75,968)
Other - net	(799)	13,792	18,672

Other income (expense) net	(41,994)	(35,661)	(48,278)

INCOME BEFORE
PROVISION FOR INCOME TAXES	389,793	457,153	618,894

PROVISION FOR INCOME TAXES	117,328	161,665	218,862

INCOME BEFORE MINORITY
INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	272,465	295,488	400,032

MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	5,122	8,614	11,662

NET INCOME	€267,343	€286,874	$388,370

EARNINGS PER SHARE:
Basic	€0.60	€0.64	$0.87
Diluted	€0.59	€0.64	$0.86

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	448,664.4	448,275.0
Diluted	450,202.1	450,360.9

See Condensed Notes to Consolidated Financial Statements

(1) Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3538 on December 31, 2004 (see Note 7).

(2) Amounts in Thousands except per share data.

LUXOTTICA GROUP S.p.A.

STATEMENT OF CONSOLIDATED SHAREHOLDERS’ EQUITY - US GAAP -

FOR THE YEAR ENDED DECEMBER 31, 2004 (AUDIT PENDING)

						Accumulated
			Additional			Other		Consolidated
	Common Stock		Paid-in	Retained	Comprehensive	Comprehensive	Treasury	Shareholders’
	Number of Shares	Amount	Capital	Earnings	Income (Loss)	Loss	Shares	Equity
			(Thousands of Euro)

BALANCES, January 1, 2004	454,477,033	27,269	36,275	1,619,312		(238,335)	(69,987)	1,374,534

Exercise of stock options	728,440	43	5,949					5,992
Translation adjustment					(79,967)	(79,967)		(79,967)
Minimum pension liability, net of taxes					248	248		248
Tax benefit on stock options			865		0	0		865
Change in fair value of derivative instruments, net of taxes					1,174	1,174		1,174
Dividends declared				(94,113)				(94,113)
Net income				286,874	286,874			286,874

Comprehensive income					208,329
BALANCES, December 31, 2004	455,205,473	27,312	43,089	1,812,073		(316,880)	(69,987)	1,495,607
Comprehensive income					$282,036
(Thousands of US dollars)(1)
BALANCES, December 31, 2004	455,205,473	$36,975	$58,334	$2,453,185		$(428,992)	$(94,749)	$2,024,753
(Thousands of US dollars)(1)

See Condensed Notes to Consolidated Financial Statements

(1)        Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3538 on December 31, 2004 (see Note 7).

LUXOTTICA GROUP S.p.A.

STATEMENTS OF CONSOLIDATED CASH FLOWS -US GAAP -

FOR THE YEAR ENDED DECEMBER 31, 2003 (AUDITED) AND 2004 (AUDIT PENDING)

	2003	2004	2004
	(Thousands of Euro)		(Thousands of
			US dollars) (1)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	€267,343	€286,874	$388,369

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Minority interests in income of consolidated subsidiaries	5,122	8,614	11,662
Depreciation and amortization	134,840	152,751	206,794
Provision (benefit) for deferred income taxes	12,865	45,414	61,481
Gains (losses) on disposal of fixed assets - net	(124)	0	0
Unrealized foreign exchange gain		(13,445)	(18,202)
Termination indemnities matured during the period - net	2,403	6,768	9,162

Changes in operating assets and liabilities, net of acquisition of business:
Accounts receivable	23,888	(15,819)	(21,415)
Prepaid expenses and other	(43,556)	749	1,015
Inventories	17,120	64,467	87,275
Accounts payable	(45,029)	7,062	9,561
Accrued expenses and other	(39,857)	(13,652)	(18,482)
Accrual for customers’ right of return	(249)	727	984
Income taxes payable	(7,494)	(1,555)	(2,105)

Total adjustments	59,929	242,081	327,728

Cash provided by operating activities	€327,272	€528,955	$716,099

See Condensed Notes to Consolidated Financial Statements

(1)  Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3538 on December 31, 2004 (see Note 7).

STATEMENTS OF CONSOLIDATED CASH FLOWS -US GAAP -

FOR THE YEAR ENDED DECEMBER 31, 2003 (AUDITED) AND 2004 (AUDIT PENDING)

	2003	2004	2004
	(Thousands of Euro)		(Thousands of
			US dollars) (1)
CASH FLOWS FROM INVESTING ACTIVITIES:

Property, plant and equipment:
Additions	€(81,288)	€(117,420)	$(158,963)
Disposals	3,839	197	266
Purchase of business (net of cash acquired)	(342,432)	(362,978)	(491,400)
Increase in investments	(501)	(0)	0
Increase in intangible assets	(48,177)	(5,415)	(7,331)

Cash used in investing activities	(468,559)	(485,616)	(657,426)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	619,859	1,192,715	1,614,698
Repayments	(332,045)	(685,277)	(927,728)
Repayments of acquired notes payable		(250,166)	(338,675)
Increase (decrease) in overdraft balances	156,290	(247,752)	(335,407)
Tax benefit applicable to the exercise of employee stock options	254	794	1,075
Exercise of stock options	1,488	5,992	8,112
Dividends	(95,404)	(94,114)	(127,412)
Purchase of treasury shares	(45,440)
Cash provided by (used in) financing activities	305,001	(77,808)	(105,337)

CASH AND CASH EQUIVALENTS	163,715	(34,469)	(46,665)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	151,418	299,937	406,055

Effect of exchange rate changes on cash and cash equivalents	(15,196)	(8,119)	(10,991)

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	€299,937	€257,349	$348,399

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for interest	€44,951	€58,371	$79,023
Cash paid during the period for income taxes	€110,609	€108,440	$146,806

See Condensed Notes to Consolidated Financial Statements

(1)  Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.3538 on December 31, 2004 (see Note 7).

LUXOTTICA GROUP S.p.A.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                             BASIS OF PRESENTATION

The accompanying consolidated balance sheets as of December 31, 2003 and 2004 and the related statements of consolidated income and cash flows for the years ended December 31, 2003 and 2004 and the statement of consolidated shareholders’ equity for the year ended December 31, 2004 of Luxottica Group S.p.A. and subsidiaries (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated balance sheet as of December 31, 2004 and the statements of consolidated income, cash flows and consolidated shareholders’ equity for the year ended December 31, 2004 are derived from financial statements for which the audit is currently pending. The audit of the financial statements as of and for the year ended December 31, 2004 included in this report is not yet complete and therefore such financial statements are unaudited. The Company intends to file audited financial statements for 2004 in its Annual Report on Form 20-F for such year. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of December 31, 2003 and 2004 and for the years ended December 31, 2003 and 2004 have been made.

The accounting policies have been consistently applied by the Company and are consistent with those applied in the preparation of its financial statements contained in its Annual Report on Form 20-F for 2003. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The consolidated financial statements as of and for the year ended December 31, 2004 should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2003.

2.                             ACQUISITION OF OPSM

On June 16, 2003, the Company’s wholly owned subsidiary, Luxottica South Pacific Pty Limited, commenced a cash offer to acquire all of the outstanding shares, performance rights and options of OPSM Group Ltd (“OPSM”), the largest eyewear retailer in Australia. On September 2, 2003, the cash offer was successfully completed and closed. At the close of the offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM’s ordinary shares, and more than 90 percent of OPSM’s options and performance rights, which entitled the Company to require the cancellation of all the options and performance rights still outstanding. As a result of Luxottica South Pacific Pty Limited acquiring the majority of OPSM’s shares on August 8, 2003, OPSM’s financial position and results of operations have been reported in the Company’s consolidated financial results since August 1, 2003.

Under U.S. GAAP the purchase price was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition.

The purchase price has been allocated as follows (Thousands of Euro):

Assets purchased:
Cash and cash equivalents	5,990
Inventories	23,623
Property, plant and equipment	49,781
Prepaid expenses and other current assets	7,433
Accounts receivable	1,064
Trade name (useful life of 25 years, no residual value)	141,195
Other assets including deferred tax assets	12,616
Liabilities assumed:
Accounts payable and accrued expenses	(34,831)
Other current liabilities	(11,426)
Deferred tax liabilities	(42,359)
Minority interest	(11,246)
Bank overdraft	(42,914)

Fair Value of Net Assets	98,926
Goodwill	154,750
Total Purchase Price	253,676

On November 26, 2004, the Company through its wholly owned subsidiary, Luxottica South Pacific Pty, Ltd., made an offer for all the unowned remaining outstanding shares of OPSM Group.

At the close of the offer on February 7, 2005, the Company held 98.5 percent of OPSM Group’s shares, which is in excess of the compulsory acquisition threshold. On February 8, 2005, the Company announced the start of the compulsory acquisition process for all remaining shares in OPSM Group not already owned by the Company.

On February 15, 2005, the Australian Stock Exchange suspended trading in OPSM Group shares and on February 21, 2005 it delisted OPSM Group shares from the Australian Stock Exchange. The compulsory acquisition process was completed on March 23, 2005 and as of that date the Company held 100.0 percent of OPSM Group’s shares.

3.                             ACQUISITION OF COLE NATIONAL

On July 23, 2003, the Company formed an indirect wholly owned subsidiary, Colorado Acquisition Corp., for the purpose of acquiring all the outstanding common stock of Cole, a publicly traded company on the New York Stock Exchange. On January 23, 2004, as amended as of June 2, 2004 and on July 15,

2004, the Company and Cole entered into a definitive merger agreement with the unanimous approval of the Boards of Directors of both companies. On October 4, 2004, Colorado Acquisition Corp. consummated its merger with Cole.  As a result of the merger, Cole became an indirect wholly owned subsidiary of the Company. The aggregate consideration paid by the Company to former shareholders, option holders and holders of restricted stock of Cole was approximately U.S. $500.6  million. In connection with the merger, the Company assumed approximately U.S. $231.7 million of net outstanding indebtedness.  The results of Cole have been consolidated into the Company’s consolidated financial statements as of the acquisition date. The acquisition was accounted for using the purchase method, and accordingly, U.S. $520.1 million (including the purchase price of U.S. $500.6 million plus approximately U.S. $19.5 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. The Company used various methods to calculate the fair value of the assets and liabilities and all valuations have not yet been completed.  As such, the final allocation of assets may change during 2005. The excess of purchase price over net assets acquired (“goodwill”) has been recorded in the accompanying consolidated balance sheet.

The purchase price (including acquisition-related expenses) have been allocated based upon the valuation of the Company’s acquired assets and liabilities currently assumed as follows:

Thousands of Euro
Assets purchased:
Cash and cash equivalents	60,762
Inventories	89,631
Accounts receivable	114,385
Prepaid expenses and other current assets	12,503
Property, plant and equipment	45,759
Trade name and other intangibles	276,738
Asset held for sale - Pearle Europe	143,578
Other assets including deferred tax assets	11,338
Liabilities assumed:
Accounts payable	(47,782)
Accrued expenses and other current liabilities	(176,571)
Deferred tax liabilities	(21,550)
Long-term debt (including debt fair value of Euro 26,400)	(253,284)
Bank overdraft	(22,668)
(Other non-current liabilities	(74,934)

Fair Value of Net Assets	157,905
Goodwill	265,835
Total Purchase Price	423,740

Included under the caption “Asset Held For Sale” in the above table and on the consolidated balance sheet at December 31, 2004 is the fair value of the Company’s investment in Pearle Europe B.V. (“PE”) established through negotiations with the majority shareholder of PE to acquire the asset.  As part of the acquisition of Cole, the Company acquired approximately 21 percent of PE’s outstanding shares. A change of control provision included in the Articles of Association of PE required Cole to make an offer to sell these shares to the shareholders of PE within 30 days of the change of control, which deadline was extended by agreement of the parties. In December 2004, substantially all the terms of the sale were established at a final cash sale price of Euro 144.0 million, subject to customary closing conditions. The sale transaction closed in January 2005. As the asset is denominated in Euros, which is not the functional currency of the subsidiary that held the investment, the Company has recorded an unrealized foreign exchange gain of approximately U.S. $18.0 million as of December 31, 2004 relating to the changes in the U.S. dollar/Euro exchange rate between October 4, 2004 (the date of the acquisition) through December 31, 2004.

On October 17, 2004, Cole caused its subsidiary to purchase U.S. $150.0 million principal amount of its outstanding 8 7/8% Senior Subordinated Notes due 2012 in a tender offer and consent solicitation for U.S. $175.5 million, which amount represented all of the issued and outstanding notes of such series.  On November 30, 2004, Cole caused its subsidiary to redeem all of its outstanding 8 5/8% Senior Subordinated Notes due 2007 for U.S. $126.4 million.

4.                             INVENTORIES

Inventories consisted of the following (Thousands of Euro):

	December 31, 2003	December 31, 2004

Raw materials	€62,209	€50,656
Work in process	25,363	24,486
Finished goods	316,644	358,016
Total	€404,216	€433,158

5.                             EARNINGS PER SHARE

Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

6.                             STOCK OPTION AND INCENTIVE PLANS

Options to purchase an aggregate of 13,324,060 ordinary shares of the Company were outstanding at December 31, 2004. Outstanding options granted under the Company’s Stock Option Plans (11,354,060 ordinary shares) become exercisable in three equal annual installments and expire on or before January 31, 2014. During 2004, 728,440 options were exercised. Options granted in 2002 under the Company’s Incentive Plans (970,000 ordinary shares) were to vest and become exercisable only if certain financial performance measures were met over the three-year period ending December 2004. The stock options under the incentive plan did not vest as the targets had not been met and as such the grants were forfeited with no compensation expense recorded.

Options granted in 2004 under a new Company Incentive Plan (1,000,000 ordinary shares) vest and become exercisable from January 31, 2007 only if certain financial performance measures are met over the period ending December 2006 and at such point would become exercisable after January 31, 2007.

As the Company has elected to apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” no compensation expense was recorded for shares issued under the Stock Option Plans because each option’s exercise price was equal to the fair market value of the underlying stock on the option’s date of grant. Compensation expense will be recorded for the options issued under the Company’s Incentive Plans based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known.

On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l., a holding company of the Del Vecchio family, representing 2.11 percent (or 9.6 million shares) of the Company’s currently authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vest upon meeting certain economic objectives. As such, compensation expense will be recorded for the options issued to management under this plan based on the market value of the underlying ordinary shares only when the number of shares to be vested and issued is known.

On December 16, 2004, the FASB issued Statement 123(R), “Share-Based Payment,” requiring all entities to recognize compensation expense in an amount equal to the fair value of the share-based payments (i.e. stock options) granted to employees.  This standard must be adopted by the Company on or before July 1, 2005.  At the date of adoption the Company may apply this standard on a modified prospective method which would require the Company to record compensation expense for all awards it grants after the date of adoption and to calculate and record compensation expense with respect to the unvested portion of all previous grants. The Company is currently evaluating the impact of adoption of such standard.

7.                             U.S. DOLLAR CONVENIENCE TRANSLATION

The consolidated financial statements presented in Euro as of and for the year ended December 31, 2004 are also translated into U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.3538, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) at December 31, 2004. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

8.                             INCOME TAXES

The Company’s 2003 and 2004 effective tax rates are less than the statutory tax rates due to permanent differences between the Company’s income for financial reporting and tax purposes, which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company’s acquisitions.

9.                             SEGMENTS AND RELATED INFORMATION

The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

The following tables summarize the segmental information deemed essential by the Company’s management for the purpose of evaluating the Company’s performance and for making decisions about future allocations of resources.

The “Inter-segments transactions and corporate adjustments” column includes the elimination of inter-segment activities and corporate related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

(Thousands of Euro) Year ended December 31,	Manufacturing And Wholesale	Retail	Inter-Segment Transactions and Corporate Adjustments	Consolidated
2004;
Net revenues	1,094,298	2,315,783	(186,185)	3,223,896
Operating income	233,129	310,340	(50,655)	492,814
Identifiable assets	1,566,086	1,211,781	1,778,191	4,556,057

2003;
Net revenues	995,109	2,002,264	(172,737)	2,824,636
Operating income	191,116	269,851	(29,180)	431,787
Identifiable assets	1,528,074	876,661	1,507,941	3,912,676

10.                       COMMITMENTS AND CONTINGENCIES

On October 7, 2004, the Company announced that it signed a licensing agreement for the design, production and worldwide distribution of Dolce & Gabbana and D&G Dolce & Gabbana prescription frames and sunglasses. The initial term of the agreement is five years, which will begin on January 1, 2006, with an automatically renewable extension for an additional five years upon meeting certain targets.

The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant.  The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain cases as disclosed in the Company’s 2003 annual report could have a material adverse effect on the Company’s business, financial position or future operating results.

FOURTH QUARTER RESULTS

The following discussion should be read in conjunction with the disclosure contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003, which contains, among other things, a discussion of the Company’s significant accounting policies and risks and uncertainties that could affect the Company’s future operating results or financial condition. Management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2004 will be contained in the Company’s Annual Report on Form 20-F with respect to the 2004 fiscal year.

OVERVIEW

The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses. The Company operates in the retail segment through its retail division, consisting of LensCrafters, Inc. and other affiliated companies (“LensCrafters”), Sunglass Hut International, Inc. and its subsidiaries and affiliates (“Sunglass Hut”), since August 2003, OPSM Group Ltd. and subsidiaries and affiliates and, since October 2004, Cole National Corporation (“Cole”) and its subsidiaries. The Company’s retail division consisted of 5,751 owned or leased department retail locations and 472 franchised locations as follows:

	North America	Europe	Asia- Pacific(1)	Total
LensCrafters	888			888
Sunglass Hut	1,584	110	164	1,858
OPSM Group			598	598
Cole National Group	2,407			2,407
Franchised Locations	472			472
	5,351	110	762	6,223

(1) “Asia-Pacific” consists of Australia, New Zealand, Singapore, Malaysia, Thailand, China, Japan, Taiwan and Hong Kong.

Our net sales consist of direct sales of finished products that we manufacture to opticians and other independent retailers through our wholesale distribution channel and sales directly to consumers through our retail division. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate. We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses. As a result, net sales are typically higher in the second quarter and lower in the fourth quarter.

The Company’s results of operations, which are reported in Euro, are susceptible to currency fluctuations between the Euro and the U.S. Dollar due to its significant U.S. retail business. The U.S. Dollar/Euro exchange rate has fluctuated from an average exchange rate in the fourth quarter of 2003 of Euro 1.00 = U.S. $1.1882 to Euro 1.00 = U.S. $1.2968 in the fourth quarter of 2004. Additionally, with the acquisition of OPSM, the Company’s results of operations have also been rendered susceptible to currency fluctuation between the Euro and the Australian Dollar. The Australian Dollar/Euro exchange rate has fluctuated from an average exchange rate in the fourth quarter of 2003 of Euro 1.00 =AUD $1.6621 to Euro 1.00 = AUD $1.7125 in the fourth quarter of 2004. Although the Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have negatively impacted the Company’s reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact the Company’s reported financial results in the future.

In September 2003, through the completion of a tender offer, Luxottica South Pacific Pty Limited acquired 82.57 percent of OPSM’s ordinary shares, and more than 90 percent of OPSM’s options and performance rights, which entitled the Company to require the cancellation of all the options and performance rights still outstanding. The aggregate purchase price for the OPSM shares, performance rights and options was AUD $442.7 million (Euro 253.7 million based on the exchange rate in effect at such time). The acquisition was accounted for under the purchase method and the financial condition and results of operations of OPSM have been included in the Company’s consolidated results since August 1, 2003.

On November 26, 2004, the Company through its wholly owned subsidiary, Luxottica South Pacific Pty, Ltd., made an offer for all the remaining outstanding shares of OPSM Group it did not already own. The offer was for AUD $4.35 per share including a fully franked dividend of AUD $0.15 per share declared by OPSM (resulting in a net price of AUD $4.20 per share). For further details, see “Recent Developments and Other Events.”

On October 4, 2004, the Company acquired all of the-issued and outstanding shares of Cole National Corporation through a merger. The aggregate purchase price for the shares purchased in the merger and the cancellation of Cole outstanding options and restricted stock and acquisition-related costs was U.S. $520.1 million (Euro 423.7 million based on the exchange rate in effect at such time).

The Company believes that its combination with Cole will:

•             strengthen its retail operations in the United States;

•             strengthen its managed vision care business by increasing the number of people for whom it provides managed vision care benefits as well as by adding well established retailers to its existing family of retailers; and

•             provide the Company with the opportunity to increase its sales of frames manufactured by the Company in Cole retail stores.

The Company has begun to implement its strategic integration plan with respect to Cole. Since the consummation of the acquisition, the Company has begun to consolidate Cole’s headquarters with its Luxottica Retail headquarters in Mason, Ohio, and combine various general and administrative functions.

The integration of our financial systems is now complete, and we are in the process of completing the integration of our human resources systems. The Company also intends to complete the migration of Cole’s corporate functions by August 2005.

The Company’s integration plans also include combining Luxottica Retail’s and Cole’s operating systems.  The Company plans to integrate the inventory management systems by May 2005 and the assortment planning systems by September 2005. The Company also plans to integrate the distribution center by July 2005 and to finalize the integration of product assortment by December 2005.

The Company is integrating its Managed Vision Care system with Cole’s, resulting in a single brand (EyeMed) going forward.  The Company has already begun selling the new combined product and plans to complete combining the Managed Vision Care systems by August 2005.

The Company expects that its North American retail operating margin levels will return to 2004 pre-acquisition operating margin levels within the next 24 months.

The Company expects that its integration with Cole will result in synergies in the following areas:

•             general and administrative; and

•             sale of the Company’s manufactured products.

The primary factors that may influence the Company’s ability to execute its integration plans and realize the anticipated cost savings include:

•             the Company’s ability to minimize the disruptive effect of the integration on the management of the Company’s retail business;

•             the timely creation and effective implementation of uniform standards, controls, procedures and policies;

•             the capacity of the Company’s operating systems and their ability to support the Cole business; and

•             the cultural differences between the Company’s organization and Cole’s organization.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER  31, 2003 AND 2004

The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in the Company’s statements of consolidated income.

	Three months ended December 31,
	2003	%	2004	%
	(Thousands of Euro)		(Thousands of Euro)

Net sales	€718,682	100.0	€941,651	100.0
Cost of sales	225,483	31.4	315,738	33.5

Gross profit	493,199	68.6	625,913	66.5

Selling, advertising, general and administrative expense	394,085	54.8	521,387	55.4

Income from operations	99,114	13.8	104,526	11.1

Other (expense) income - net	(11,895)	1.7	(5,140)	0.5

Income before provision for income taxes	87,219	12.1	99,386	10.6

Provision for income taxes	26,490	3.7	37,632	4.0
Minority interests	1,117	0.2	1,998	0.2

Net income	€59,613	8.3	€59,756	6.3

Net Sales.  Net sales increased 31.0 percent to Euro 941.7 million during the fourth quarter of 2004 as compared to Euro 718.7 million for the same period of 2003.

Net sales in the retail segment through LensCrafters, Sunglass Hut, OPSM and Cole increased by 37.3 percent to Euro 730.1 million for the fourth quarter of 2004 from Euro 531.8 million for the same period of 2003. This increase was primarily due to the inclusion of Cole’s sales in our results of operations for the fourth quarter of 2004, which amounted to Euro 240.5 million, partially offset by the weakening of the U.S. dollar against the Euro. Cole sales include the sales of its Things Remembered business of Euro 75.7 million for which the fourth quarter of the year (Christmas holiday season) is its best quarter. The effect of the weakening of the U.S. dollar on the fourth quarter of 2004 retail sales in North America was approximately Euro 70.2 million. As the U.S. dollar continues to weaken in the period subsequent to the three months ended December 31, 2004, the Company will continue to suffer a negative effect on its net sales.

Net sales to third parties in the manufacturing and wholesale segment increased by 13.2 percent to Euro 211.5 million for the fourth quarter of 2004 as compared to Euro 186.9 million in the same period of 2003. This increase was mainly attributable to increased sales of our Ray-Ban brand and the new Prada and Versace product lines, partially offset by the weakening of the U.S. dollar. The effect of the weakening of the U.S. dollar on manufacturing and wholesale sales to third parties in the fourth quarter of 2004 was approximately Euro 2.5 million.

On a geographic basis, operations in the United States and Canada resulted in net sales of Euro 653.4 million during the fourth quarter of 2004, comprising 69.4 percent of total net sales, an increase of Euro  201.4 million from the same period of 2003. This increase was primarily due to the inclusion of Cole’s sales in our results of operations for the fourth quarter of 2004, which amounted to Euro 240.5 million, partially offset by the weakening of the U.S. dollar against the Euro (in U.S. dollars, operations in the United States and Canada resulted in an increase in net sales of U.S. $311.6 million as compared to the same period of 2003). Net sales for operations in “Asia Pacific” were Euro 118.4 million during the fourth quarter of 2004 and also during the fourth quarter of 2003; net sales for operations in “Asia Pacific” during the fourth quarter comprised 12.6 percent of total net sales. Net sales for the rest of the world accounted for the remaining Euro 169.9 million of net sales during the fourth quarter of 2004, which represented a 14.6 percent increase as compared to the same period of 2003.

During the fourth quarter of 2004, net sales in the retail segment accounted for approximately 77.5 percent of total net sales, as compared to approximately 74.0 percent of net sales in the same period of 2003.

Cost of Sales. Cost of sales increased by 40.0 percent to Euro 315.7 million in the fourth quarter of 2004, from Euro 225.5 million in the same period of 2003, and increased as a percentage of net sales to 33.5 percent from 31.4 percent. Cost of sales in the retail segment increased by Euro 73.5 million, primarily due to the inclusion of Cole’s cost of sales in our results of operations from the date of acquisition on October 4, 2004, partially offset by the weakening of the U.S. dollar against the Euro. Cost of sales in the manufacturing and wholesale segment increased by Euro 17.1 million due to the increase in net sales. Manufacturing labor costs increased by 18.9 percent to Euro 70.6 million in the fourth quarter of 2004 from Euro 59.4 million in the same period of 2003. As a percentage of net sales, cost of labor decreased to 7.5 percent for the fourth quarter of 2004 from 8.3 percent for the same period of 2003.  For the fourth quarter of 2004, the average number of frames produced daily in Luxottica’s facilities (including Tristar, our Chinese factory) was approximately 115,000 as compared to 131,000 for the same period of 2003.

Gross Profit. For the reasons outlined above, gross profit increased by 26.9 percent to Euro 625.9 million in the fourth quarter of 2004 from Euro 493.2 million in the same period of 2003. As a percentage of net sales, gross profit decreased to 66.5 percent in the fourth quarter of 2004 from 68.6 percent in the same period of 2003 due to the inclusion of Cole results.

Operating Expenses. Total operating expenses increased by 32.3 percent to Euro 521.4 million in the fourth quarter of 2004 from Euro 394.1 million in the same period of 2003. As a percentage of net sales, operating expenses increased to 55.4 percent in the fourth quarter of 2004 from 54.8 percent in the same period of 2003.

Selling, royalty and advertising expenses increased by 28.6 percent to Euro 415.1 million during the fourth quarter of 2004, from Euro 322.7 million in the same period of 2003. Euro 110.2 million of this increase is attributable to the inclusion of Cole in our results of operations. This increase was offset by the weakening of the U.S. dollar, which decreased U.S. selling, royalty and advertising expenses by Euro 34.0 million.  As a percentage of net sales, selling, royalty and advertising expenses decreased to 44.1 percent in the fourth quarter of 2004 from 44.9 percent in the same period of 2003. This decrease as a percentage of sales is primarily attributable to the increase in sales in the North American retail division without a corresponding increase in these costs due to the fixed cost sales structure of the retail operations.

General and administrative expenses, including intangible asset amortization, increased by 48.9 percent to Euro 106.3 million in the fourth quarter of 2004 from Euro 71.4 million in the same period of 2003.  Euro 24.6 million of this increase (including the amortization of its intangible assets of Euro 4.5 million) is attributable to the inclusion of Cole in our results of operations. This increase was offset by the weakening of the U.S. dollar, which decreased U.S. general and administrative expenses by Euro 7.0 million. As a percentage of net sales, general and administrative expenses increased to 11.3 percent in the fourth quarter of 2004 from 9.9 percent in the same period of 2003. This increase was primarily due to the consolidation of Cole’s results in our results of operations. The restructuring of the Cole operations is underway and it is expected that the general and administrative costs of the Group will decrease as a percentage of sales during 2005.

Income from Operations. Income from operations for the fourth quarter of 2004 increased by 5.5 percent to Euro 104.5 million from Euro 99.1 million in the same period of 2003.  As a percentage of net sales, income from operations decreased to 11.1 percent in the fourth quarter of 2004 from 13.8 percent in the same period of 2003.

Operating margin in the manufacturing and wholesale distribution segment increased to 17.6 percent in the fourth quarter of 2004 from 17.0 percent in the same period of 2003. This increase in operating margin is attributable to lower returns from customers in the fourth quarter of 2004 as compared to the exceptionally high level of returns of Giorgio Armani products from customers in the fourth quarter of 2003 due to the termination of the Armani license. As we no longer have the ability to sell the product after returned, these returns have a greater effect on operating margin. The fourth quarter of 2003 was the final quarter in which the termination of the agreement had a material effect on the financial results and as such it will not have an impact on our future operations. In addition our operating margin increased in the fourth quarter of 2004 compared to the same period in 2003 from higher efficiency in our fixed cost structure driven by increases in net sales.

Operating margin in the retail segment decreased to 10.2 percent in the fourth quarter of 2004 from 11.2 percent in the same period of 2003. In 2005, it is management’s expectation that the retail segment operating margin will be lower than in 2004, since Cole’s operating margin is lower than that of the rest of the retail segment.

Other Income (Expense) net. Other income (expense) net was Euro (5.1) million in the fourth quarter of 2004 as compared to Euro (11.9) million in the same period of 2003. This decrease in other income (expense) net is mainly attributable to lower realized and unrealized foreign exchange net costs on certain transactions. With the acquisition of Cole as discussed earlier and a trend in rising interest rates, the Company expects a significant increase in interest expense for 2005.

Net Income. Income before taxes increased by 13.9 percent to Euro 99.4 million in the fourth quarter of 2004 from Euro 87.2 million in the same period of 2003. As a percentage of net sales, income before taxes decreased to 10.6 percent in the fourth quarter of 2004 from 12.1 percent in the same period of 2003. Minority interest increased to Euro (2.0) million in the fourth quarter of 2004 from Euro (1.1) million in the same period of 2003. The Company’s effective tax rate was 37.9 percent in the fourth quarter of 2004, while it was 30.4 percent in the same period of 2003. The effective tax rate will continue to increase to approximately 37-40 percent in 2005 as the Company has ended its permanent benefits from subsidiaries’ losses. Net income increased by 0.2 percent to Euro 59.8 million in the fourth quarter of 2004 from Euro 59.6 million in the same period of 2003. Net income as a percentage of net sales decreased to 6.3 percent in the fourth quarter of 2004 from 8.3 percent in the same period of 2003.

Basic and diluted earnings per share for the fourth quarter of 2004 and 2003 were Euro 0.13.

Non-GAAP Financial Measures

The Company uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro, and include the results of operations of Cole for the three-month period ended December 31, 2003. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Company has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting. Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the fourth quarter of 2004 and the fourth quarter of 2003 are calculated using for each currency the average exchange rate for the three-month period ended December 31, 2003.

Operating measures that exclude the impact of fluctuation in currency exchange rates are not measures of performance under U.S. GAAP. These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, the Company’s method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See the table below for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to results reported under U.S. GAAP to assist the reader in better understanding the operational performance of the Company.

(in millions of Euro)	4Q 03 U.S. GAAP results	4Q 04 U.S. GAAP results	Adjustment for constant exchange rates	4Q 04 adjusted results
Consolidated net sales	718.7	941.7	76.4	1,018.1
Manufacturing and wholesale net sales	221.2	258.2	7.8	266.0
Less: intercompany sales	(34.3)	(46.6)	(3.5)	(50.1)
Wholesale sales to third parties	186.9	211.5	4.4	215.9
Retail net sales	531.8	730.1	72.1	802.2

The results of operations for the fourth quarter of 2004 include the results of operations of Cole. Since the consummation of the Cole acquisition did not occur until October 2004, our results of operations for the fourth quarter of 2003 do not include the results of operations of Cole. The comparison between the results of the fourth quarter of 2004 and the fourth quarter of 2003 is also affected by the fact that the North American retail calendar in 2003 included 53 weeks while 2004 was a 52-week year.

Because of these significant changes, the Company has included the following table of consolidated adjusted sales and operating income for the fourth quarter of 2003. The Company believes that the adjusted amounts may be of assistance in comparing the Company’s operating performance between the 2003 and 2004 periods.  However, adjusted financial information should not be viewed as a substitute for measures of performance calculated in accordance with generally accepted accounting principles. The consolidated adjusted amounts reflect the following adjustments:

1.               the inclusion in the adjusted amounts of the consolidated results of Cole for the three-month period ended December 31, 2003;

2.               the elimination of wholesale sales to Cole from Luxottica Group entities for the three-month period ended December 31, 2003; and

3.               the elimination of the effect of the 53rd week on 2003 fourth quarter net sales.

This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the Cole acquisition been completed as of October 4, 2003.

The following table reflects the Company’s consolidated net sales and income from operations for the fourth quarter of 2003 as reported and as adjusted:

(in millions of Euro)	4Q 03 U.S. GAAP results	Adjustment for Cole	4Q 03 adjusted results
Consolidated net sales	718.7	256.1	974.8
Consolidated income from operations	99.1	5.6	104.7

The following table summarizes the combined effect on consolidated net sales of exchange rates, the Cole acquisition and the elimination of the effect of the 53rd week in 2003 to allow a comparison of operating performance on a consistent basis:

	Consolidated Net Sales
(in millions of Euro)	4Q 03	4Q 04	% change
US GAAP results	718.7	941.7	+31.0%
Exchange rate effect		76.4
Constant exchange rate	718.7	1,018.1	+41.7%
Cole results in 2003	256.1
w/o 53rd week in 2003	(35.1)
Consistent basis	939.7	1,018.1	+8.3%

The 8.3 percent increase in net sales on a consistent basis in the fourth quarter of 2004 as compared to the same period of 2003 as adjusted is mainly attributable to the additional sales of our Ray-Ban product lines, as well as to the additional sales of the new Prada and Versace product lines and the increased like-for-like sales of our retail division.

The following table summarizes the effect on consolidated income from operations of the Cole acquisition and the elimination of the effect of the 53rd week in 2003 to allow comparison of operating performance on a consistent basis:

	Consolidated Income from Operations
(in millions of Euro)	4Q 03	4Q 04	% change
US GAAP results % of net sales	99.1 13.8%	104.5 11.1%	+5.5%
Cole results in 2003	5.6
w/o 53rd week in 2003	(9.2)
Consistent basis % of net sales	95.5 10.2%	104.5 11.1%	+9.4%

On a consolidated adjusted basis, including Cole’s results for the three month period ended December 31, 2003, income from operations in the three-month period ended December 31, 2004 would have increased by 9.4 percent as compared to the same period of 2003.

BALANCE SHEET DISCUSSION

The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion.

Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by the Company and certain of its subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period.  Certain of these agreements require a guarantee from Luxottica Group S.p.A.  Interest rates on these lines vary based on the country of borrowing, among other factors.  The Company uses these short-term lines of credit to satisfy its short-term cash needs.

To refinance previously issued Eurobonds, in June 2002 Luxottica U.S. Holdings Corp. (“U.S. Holdings”), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provided U.S. $200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of U.S. $150 million. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (2.92 percent for the term loan portion and 2.92 percent for the revolving portion on December 31, 2004) and the credit facility allows U.S. Holdings to select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. Under this credit facility, U.S. $170 million was outstanding as of December 31, 2004.

In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up (the “2002 Swap”), under which the beginning and maximum notional amount is U.S. $275 million, which decreases by U.S. $20 million quarterly starting with the quarter beginning March 17, 2003. The 2002 Swap was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement, by allowing U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and to receive an interest payment at the three-month LIBOR rate as defined in the agreement. These amounts are settled net every three months until the final expiration of the 2002 Swap on June 17, 2005. The 2002 Swap does not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such is marked to market with the gains or losses from the change in value reflected in current operations. Gains of Euro 635 thousand and Euro 1,491 thousand are included in current operations in 2003 and 2004, respectively.

In December 2002, the Company entered into a new unsecured credit facility with Banca Intesa S.p.A. The new unsecured credit facility provides borrowing availability of up to Euro 650 million. The facility includes a Euro 500 million term loan, which required a balloon payment of Euro 200 million in June 2004 and repayment of equal quarterly installments of principal of Euro 50 million subsequent to that date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.45 percent (2.63 percent on December 31, 2004). The revolving loan provides borrowing availability of up to Euro 150 million; amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. At December 31, 2004, Euro 75 million had been drawn under the revolving loan. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.45 percent (2.62 percent on December 31, 2004). The final maturity of all outstanding principal amounts and interest is December 27, 2005. The Company has the option to choose interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company was in compliance with these covenants as of December 31, 2004.

In December 2002, the Company entered into two interest rate swap transactions (“Intesa Swaps”) beginning with an aggregate maximum notional amount of Euro 250 million which decreased by Euro 100 million on June 27, 2004 and by Euro 25 million in each subsequent three-month period. These Intesa Swaps will expire on December 27, 2005. The Intesa Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 650 million unsecured credit facility discussed above. The Intesa Swaps exchange the floating rate of Euribor for a fixed rate of 2.99 percent per annum.

On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300 million of senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company’s wholly owned subsidiary.  The Notes can be prepaid at U.S. Holdings’ option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs.

In connection with the issuance of the Notes, U.S. Holdings entered into three interest rate swap agreements with Deutsche Bank AG (collectively, the “DB Swap”). The three separate agreements, notional amounts, and interest payment dates coincide with the Notes. The DB Swap exchanges the fixed rate of the Notes for a floating rate of the six-month LIBOR rate plus 0.66 percent for the Series A Notes and the six-month LIBOR rate plus 0.73 percent for the Series B and Series C Notes.

In September 2003, the Company acquired 82.57 percent of the ordinary shares of OPSM and more than 90 percent of OPSM’s performance rights and options, which entitled the Company to require the cancellation of all the performance rights and options still outstanding. The aggregate purchase price was AUD $442.7 million (Euro 253.7 million), including acquisition expenses. The purchase price was paid for with the proceeds of a new credit facility with Banca Intesa S.p.A. of Euro 200 million, in addition to other short-term lines available. The new credit facility includes a Euro 150 million term loan, which will require repayment of equal semiannual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date.

Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (2.73 percent on December 31, 2004). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. At December 31, 2004, Euro 25 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (2. 70 percent on December 31, 2004). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2004.

On June 3, 2004, the Company and U.S. Holdings entered into a new credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price of the acquisition of Cole.  Amounts borrowed under Tranche B will mature in June 2009. Tranche C is a Revolving Credit Facility of Euro 335 million-equivalent multi-currency (€/U.S. $). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in June 2009. At December 31, 2004, U.S. $280 million (Euro 206.8 million) had been drawn from Tranche C by U.S. Holdings to finance the repayment of the existing Cole notes. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. $ denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on December 31, 2004 was 2.63 percent for Tranche A, 2.46 percent for Tranche B and 2.89 percent on Tranche C. The new credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2004. The Mandated Lead Arrangers and Bookrunners are ABN AMRO, Banca Intesa S.p.A., Bank of America, Citigroup Global Markets Limited, HSBC Bank plc, Mediobanca – Banca di Credito Finanziario S.p.A., The Royal Bank of Scotland plc and UniCredit Banca Mobiliare S.p.A. Unicredito Italiano S.p.A. – New York Branch and Unicredit Banca d’Impresa S.p.A. act as Facility Agents. Under this credit facility, Euro 852 million was outstanding as of December 31, 2004.

In August 2004, OPSM renegotiated the recently expired multicurrency (AUD $/ HK $) loan facility with Westpac Banking Corporation. The credit facility has a maximum available line of AUD $100 million.  For borrowings denominated in Australian Dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong Dollars the rate is based on HIBOR (HK Inter bank Rate) plus an overall 0.40 percent margin. At December 31, 2004, the interest rate was 5.85 percent and the facility was utilized for an amount of AUD $26.7 million. The final maturity of all outstanding principal amounts and interest is August 31, 2006. OPSM has the option to choose weekly or monthly interest periods. The credit facility contains certain financial and operating covenants. OPSM was in compliance with these covenants as of December 31, 2004.

Capital expenditures for 2004 were Euro 117.4 million. Our capital expenditures include spending in the retail division of Euro 86.1 million mainly for expansion and improvements to the North American retail headquarters and spending of Euro 31.4 million in the manufacturing and wholesale distribution segment mainly for renovation of machinery and equipment.

RECENT DEVELOPMENTS AND OTHER EVENTS

On September 25, 2002, the Company announced that U.S. Holdings had authorized the purchase of up to 11,500,000 of the Company’s ADRs (one ADR represents one Ordinary Share), representing 2.5 percent of the authorized and issued capital of the Company, over the 18-month period commencing on that date. On March 20, 2003, the Company announced that U.S. Holdings had resolved to purchase up to an additional 10,000,000 of the Company’s ADRs, representing 2.2 percent of the authorized and issued share capital of the Company, over the 18-month period commencing on that date. As of September 30, 2004, both repurchase programs expired, with U.S. Holdings having repurchased 6,434,786 ADRs at an aggregate purchase price of approximately Euro 70.0 million.

On September 14, 2004, the Company’s board of directors was increased to twelve members. At the Group’s Ordinary and Extraordinary Meeting held on September 14, 2004 in Milan, Italy, shareholders approved the appointment of three additional directors to the Board, for a total of 12, as already provided in the Company’s By-laws: Sergio Erede, Gianni Mion and Sabina Grossi. At the same time, shareholders confirmed, in accordance with Italian law, the appointment of Andrea Guerra, chief executive officer, to Luxottica Group’s Board of Directors.

On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through the holding company of the Del Vecchio family, La Leonardo Finanziaria S.r.l., representing 2.11 percent of the Company’s current authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the plan vest upon meeting certain economic objectives.

On January 4, 2005, the Company launched the off-market takeover offer for all the Australian Stock Exchange listed OPSM Group shares it did not already own. At the close of the offer on February 7, 2005, the Company held 98.5 percent of OPSM Group’s shares, which is in excess of the compulsory acquisition threshold. On February 8, 2005, the Company announced the start of the compulsory acquisition process for all remaining shares in OPSM Group not already owned by the Company.

On February 15, 2005, the Australian Stock Exchange suspended trading in OPSM Group shares and on February 21, 2005 it delisted OPSM Group shares from the Australian Stock Exchange. The compulsory acquisition process was completed on March 23, 2005.

On January 5, 2005, the Company announced that its subsidiary, Cole National Corporation, sold all its shares in Pearle Europe B.V., representing approximately 21 percent of that company’s outstanding shares, to HAL Investments B.V., a subsidiary of HAL Holding N.V., for a cash purchase price of Euro 144 million (or approximately U.S. $191 million calculated for convenience at the January 4, 2005 noon buying rate). HAL Investments held the balance of Pearle Europe’s outstanding shares (except for approximately one percent held by management).  The Company gained control of the Pearle Europe shares in October 2004, as a result of its acquisition of the Cole business. The sale was required by the Articles of Association of Pearle Europe in connection with the acquisition.

The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant.  The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company’s business, financial position or operating results. See Item 3 – “Key Items – Risk Factors” in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2003.

FORWARD LOOKING INFORMATION

Certain statements in this Form 6-K may constitute “forward-looking statements” as defined in the Private Securities Litigation, Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole, risks that expected synergies from the acquisition by Luxottica Group of Cole will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole’s will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2003 (included under Item 3 - “Key Items - Risk Factors”) and its other filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and Luxottica Group does not assume any obligation to update them.

LUXOTTICA GROUP S.p.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: April 1, 2005	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER